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                                 EXHIBIT 11

          NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
                     COMPUTATION OF EARNINGS PER SHARE
             For the Three Months Ended March 31, 1996 and 1995
                                (Unaudited)
                    (In Thousands Except Per Share Data)

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                                                        1996        1995


Earnings applicable to common shares:

   Earnings from continuing operations             $     8,744        7,057
   Losses from discontinued operations                      -        (1,733)

   Net earnings                                    $     8,744        5,324



Weighted average common shares outstanding               3,491        3,488


Earnings per common share:

   Earnings from continuing operations             $      2.50         2.03
   Losses from discontinued operations                      -         (0.50)

   Net earnings                                    $      2.50         1.53


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